

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via E-mail
Chenxi Shi
Chief Executive Officer
M & A Holding Corp.
205-4625 Evergreen Lane
Delta, BC V4K 2W6 Canada

> **Re:** **M & A Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 9, 2015**
> **File No. 333-201360**

Dear Mr. Shi:

We have reviewed your amended registration statement and response letter dated April 9, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

Item 10 – Interest of Named Experts, page 13

2. We note your statement that none of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the company. However, it does not appear that you have named the counsel that provided the opinion as to the legality of the shares in the prospectus. Please revise to include such counsel in this representation. Please refer to Item 509 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney